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                             September 17, 2021

       Ryan Drexler
       Chief Executive Officer
       MusclePharm Corp
       4500 Park Granada
       Suite 202
       Calabasas, CA 91302

                                                        Re: MusclePharm Corp
                                                            Form 10-K filed
March 29, 2021
                                                            Form 10-Q filed
August 16, 2021
                                                            File No. 0-53166

       Dear Mr. Drexler:

               We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosures. Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response. After reviewing your response to these comments, we may have additional comments.

       Form 10-Q filed August 16, 2021

       Management's Discussion and Analysis of Financial Condition and Results of Operations, page
       22

   1. Please provide more specific and prominent discussion and analysis of the supply shortages, including
quantified data and analysis of the impact on your operations, as well as known and
anticipated events and trends that may impact your future operations.
                                                        Discuss your response
for managing these events. Please also address the expected impact on your liquidity and
capital resources. Refer to Item 303(c) of Regulation S-K and Items
                                                        303(b)(1)(i) and
303(b)(2)(ii).
       Gross Profit, page 25

   2. Please disclose the impact on gross margin that was caused by the significant decrease in discounts and sales
allowances as a percentage of gross revenue.
 Ryan Drexler
FirstName LastNameRyan   Drexler
MusclePharm  Corp
Comapany 17,
September NameMusclePharm
              2021           Corp
September
Page 2    17, 2021 Page 2
FirstName LastName
Selling, General and Administrative, page 26

3. Please explain why bad debt expense increased by 169% whereas net receivables decreased by 26%. Any material changes in the aging of receivables and/or the credit quality of major accounts should be clearly disclosed.
Form 10-K filed March 29, 2021

Revenue, net, page 21

4. Please disclose the extent to which the increase in sales prices offset the decline in 2020 sales volumes. See Item 303(b)(2)(iii) of Regulation S-K. Interest Expense, page 24

5. Please disclose the extent the change in interest expense between periods was impacted by changes in interest rates and by changes in outstanding debt amounts. Also, please quantify the amount of the reported interest reversal recognized in 2020. See Item 303(b)
         of Regulation S-K.
Cash Flows, page 25

6. Please disclose why your accounts receivable increased 56% whereas your revenue decreased by 19%. Absent a substantive explanation, it is unclear whether there has been a material decrease in the credit quality of your receivables portfolio or whether there was a change in the application of your revenue recognition policy. In this regard, we note that the increase in receivables had a material adverse impact on your operating cash flow. The disproportionate change in inventory should also be explained. See
Section 501.03 of the
         Financial Reporting Codification.
Non-GAAP Adjusted EBITDA, page 30

7.       You state that this measure "is useful in measuring the Company   s
cash available for
         operations." Since this is a liquidity measure, please disclose the reconciliation to GAAP operating cash flows. See Item 10(e)(1)(i)(B) of Regulation S-K. In addition, explain why bad debt expense is excluded given that it is a normal and recurring operating expense that reflects the net amount of reported revenue you expect to collect in cash.
Statements of Operations, page F-5

8. There appears to be an inconsistency in the manner that you present expense categories.
         Specifically, most of your expenses are classified by function (cost of revenue, advertising and promotion, SG&A, etc.) but the salaries and professional fees are classified by nature.
         The presentation should be consistent otherwise it is unclear whether the reported functional expense amounts are understated since they presumably exclude the corresponding amounts of salaries and professional fees. Please revise.
 Ryan Drexler
MusclePharm Corp
September 17, 2021
Page 3
4Excelsior Matter, page F-28

9. We understand that you recognized a $1.2 million gain based on the calculated present value of your $3.6 million long-term payment obligation. Given the materiality of this gain to your reported operating results, please tell us how you determined the appropriate discount rate for this liability and the authoritative accounting guidance that supports your assumption.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. You may contact Al Pavot at 202.551.3738 or Terence O'Brien at
202.551.3355 with any questions.



FirstName LastNameRyan Drexler                                 Sincerely,
Comapany NameMusclePharm Corp
                                                               Division of
Corporation Finance
September 17, 2021 Page 3                                      Office of Life
Sciences
FirstName LastName